Securities and Exchange Commission
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission file number 1-9518

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROGRESSIVE
RETIREMENT SECURITY PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE PROGRESSIVE CORPORATION
6300 WILSON MILLS ROAD
MAYFIELD VILLAGE, OH 44143

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Progressive Casualty Insurance Company, as Administrator of
The Progressive Retirement Security Program

By: ______________________________
Jeffrey W. Basch
Vice President and Asst. Treasurer

June 25, 2002

W:\LEGAL\Dmc\L020177\11K2001.wpd

THE PROGRESSIVE
RETIREMENT SECURITY PROGRAM

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE

December 31, 2001 and 2000

INDEX

MeadenMoore
ACCOUNTING, FINANCIAL & BUSINESS CONSULTING

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders,
The Progressive Corporation

We have audited the accompanying Statement of Net Assets Available for Benefits of THE PROGRESSIVE RETIREMENT SECURITY PROGRAM (the "Plan") as of December 31, 2001 and 2000, and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 16 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Meaden & Moore, Ltd.

MEADEN & MOORE, LTD.
Certified Public Accountants

May 3, 2002
Cleveland, Ohio

Meaden & Moore, Ltd.
1100 Superior Avenue, Suite 1100 Cleveland, Ohio 44114-2523 216 241-3272 FAX 216 771-4511
Akron Cleveland Wooster Columbus Chicago New York

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Retirement Security Program

(000's omitted)

	December 31 2001	December 31 2000
ASSETS		
Cash	**$ 14**	$ 9
Money Market Fund	**1,268**	3,120
Interest receivable	**4**	196
Investments, at fair value:		
Progressive Corporation Common Shares (cost: $127,251 and $122,684	**381,723**	277,012
Other investments (cost: $85,043 and $61,653)	**90,924**	65,865
Other securities (cost: $194,882 and $169,200)	**167,493**	160,531
	640,140	503,408
Participant Loans	**11,942**	9,855
Total Assets	**653,368**	516,588
LIABILITIES		
Pending exchange	**500**	2,492
Net Assets Available for Benefits	**$ 652,868**	$ 514,096

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Retirement Security Program

(000's omitted)

	Year Ended December 31	
	2001	2000
Additions to Net Assets Attributed to:		
Contributions:		
Employer	**$ 25,041**	$ 22,082
Participants'	**40,377**	35,130
Rollovers	**1,637**	10,405
	67,055	67,617
Investment income:		
Net appreciation in fair value of Progressive Corporation Common Shares	**120,887**	85,767
Net appreciation in fair value of other investments	**4,780**	3,735
Net depreciation in fair value of other securities	**(21,715)**	(29,057)
Dividends on Progressive Corporation Common Shares	**728**	710
Interest and other dividends	**1,910**	9,724
	106,590	70,879
Total Additions	**173,645**	138,496
Deductions from Net Assets Attributed to:		
Benefits paid to participants	**34,865**	22,604
Transfer out to Netrex	**-**	7,812
Other expenses	**8**	6
Total Deductions	**34,873**	30,422
Net Increase	**138,772**	108,074
Net Assets Available for Benefits:		
Beginning of Year	**514,096**	406,022
End of Year	**$ 652,868**	$ 514,096

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

The Progressive Retirement Security Program

December 31, 2001 and 2000

1. Description of the Plan

The Progressive Retirement Security Program (the "Plan") is a defined contribution plan consisting of two parts: the Long-Term Savings Plan (the "LTSP") and the Self-Directed Retirement Plan (the "SDRP"), both of which are described below. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

Long-Term Savings Plan

General:

The LTSP is designed to encourage employee savings, facilitate employee ownership of Common Shares of The Progressive Corporation (the "Company") and provide benefits upon an employee's retirement, death, disability or termination of employment.

All employees of the Company, and certain of its subsidiaries that have adopted the LTSP, who have met certain requirements are eligible to participate in the Plan after 30 calendar days from the date of employment ("Covered Employee").

Contributions:

Plan participants may contribute to the LTSP, on a pre-tax or post-tax basis, any combination up to 21% and 18% in 2001 and 2000, respectively, of eligible compensation. However, participants who are classified as "highly compensated employees" under federal tax law are subject to contribution limits that may vary from year to year. Participant contributions are matched 100% by the Company up to 1% of participant's compensation and 50% of contributions above 1% of compensation up to the next 4% of compensation. Company contributions are payable out of net profits. Effective January 1, 2002, the maximum total contribution rate for non-highly compensated employees was increased to 99.98%.

Various Internal Revenue Code regulations concerning both employee and Company contributions may limit the contribution amounts defined above. The Company has the right to limit these contributions to conform with applicable regulations.

1. Description of the Plan, Continued

Vesting:

The portion of the participant's account in the LTSP attributable to the participant's own contributions, including earnings thereon, vests immediately. Each participant's interest in the Company's matching contributions vests under the following schedule, based on years of service:

Years of Service	Percentage
1	25%
2	50%
3	75%
4	100%

Company matching contributions immediately vest if a participant reaches age 65, becomes disabled or dies. Company contributions forfeited during 2001 and 2000 were $699,165 and $480,518, respectively.

As of December 31, 2001 and 2000, total accumulated forfeiture balances were $446,108 and $541,219, respectively. These forfeitures are being held pending reinstatements to rehired employees. During 2001 and 2000, accumulated forfeitures were used to reduce Company contributions by $897,516 and $400,000, respectively.

Investment Options for Company Match:

Company matching contributions are deposited into the Progressive stock fund and can be transferred to any of the other investment options, including the brokerage account, once the funds are fully vested. Effective April 1, 2002, company matching contributions will no longer be deposited directly into the Progressive stock fund. Instead, company matching contributions will be invested according to a participant's Self-Directed Retirement Plan elections.

Participant Loans:

Participants may borrow up to 50 percent of their total vested account balance from a minimum of $1,000 up to a maximum of $50,000 in $100 increments. Two loans may be outstanding at one time. The highest outstanding balance for prior loans plus any new loans may not exceed $50,000 in a 12-month period. Loan repayment periods are up to four years. The loans are secured by the balance in the participant's account and bear interest at the same rate throughout the life of the loan.

Effective in 1999, new loans had a rate of one percent above the prime rate, adjusted quarterly for new loans. Also effective in 1999, participants are charged a one-time loan processing fee of $30 for each new loan, deducted from their loan proceeds. Principal and interest are paid through biweekly payroll deductions.

1. Description of the Plan, Continued

Self-Directed Retirement Plan

General:

The primary purpose of the SDRP is to provide benefits upon a participant's or former participant's retirement, death, disability or termination of employment.

All employees of the Company and certain of its subsidiaries that have adopted the Plan are eligible to participate in the Plan as of the entry date coincident with or immediately following the date such covered employee completes one year of service and has attained age twenty-one (21).

Contributions:

The SDRP provides for the following contribution rates for employees who meet the age and service requirements.

Contribution Rate	Length of Service
1%	One year but less than five years
2%	Five years but less than ten years
3%	Ten years but less than fifteen years
4%	Fifteen years but less than twenty years
5%	Twenty years or more

Contribution rates are applied to eligible compensation not exceeding the social security wage base.

Vesting:

Company contributions are 100% vested upon completion of five years of service.

Company contributions fully vest in less than five years if a participant retires at age 65, becomes permanently and totally disabled or dies. Upon termination, non-vested Company contributions are forfeited. Company contributions forfeited during 2001 and 2000 were $717,416 and $728,239, respectively.

As of December 31, 2001 and 2000, total accumulated forfeiture balances were $663,079 and $791,969, respectively. These forfeitures are being held pending reinstatements to rehired employees. During 2001 and 2000, accumulated forfeitures were used to reduce Company contributions by $907,804 and $375,000, respectively.

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan, Continued

Payment of Benefits:

A participant, former participant or beneficiary shall receive in the form of a lump sum payment, the value of his or her account payable in cash or Company Common Shares (if invested in the Progressive Stock Fund) at termination as elected by the participant. However, if a participant's entire Progressive Stock Fund account consists of only the partnership share, the distribution shall be in cash.

2. Summary of Significant Accounting Policies

Basis of Accounting:

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with generally accepted accounting principles ("GAAP").

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported and the accompanying notes. Actual results could differ from those estimates.

Investment Valuation:

The investment in the Progressive Stock Fund is valued at the last reported trade price on the New York Stock Exchange on the last business day of the year. Investments in the Janus Overseas Fund, AXP New Dimensions Fund (Class Y), Invesco Total Return Fund, Brokerage Accounts, are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in American Express Trust Midcap Growth Fund II, American Express Long-Term Horizon (80:20) Fund, American Express Trust Medium-Term Horizon (50:50) Fund, American Express Trust Short-Term (25:75) Horizon Fund and the American Express Trust Equity Index Fund III are collective funds and are valued at market value. Investments in American Express Trust Small Capital Equity Index Fund II and the American Express Trust Bond Index Fund II are collective funds and are valued at the net asset value reported by the Fund. The American Express Trust Stable Capital Fund II is a collective fund and is valued at cost plus accrued income.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses, and the unrealized appreciation (depreciation) on those investments.

2. Summary of Significant Accounting Policies, Continued

Investment Valuation, Continued:

Investment securities are exposed to various risks such as interest rate, market and credit risks. Market values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect the Plan's investments.

Security transactions in the Progressive Stock Fund are recorded on a trade date basis. All other security transactions are recorded on a settlement date basis. The use of a transaction or trade date basis would not have a material effect on the overall statements of net assets available for benefits or changes in the net assets available for benefits as of December 31, 2001 or 2000.

Realized gains and losses on the sale of securities are determined based on the average cost of the securities sold from an individual's account. Realized gains and losses on the distribution of Company Common Shares are determined based on the historical cost of the shares distributed.

Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on the accrual basis.

Funding:

Participant and employer contributions are funded on a biweekly basis generally coincident with the pay date.

Expenses:

Administrative expenses of the Plan, including trust management, legal, and other fees are paid by the Company and are not expenses paid by the Plan. Investment management fees are expenses of the Plan and are netted against interest income.

3. Participant Accounts

Each participant's account is credited with the participant's LTSP contribution and Company match, Company SDRP contributions and an allocation of earnings. Allocations are based on the portion of each participant's account balance to the total account balances for all participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

3. Participant Accounts, Continued

The Plan uses the unit value method for allocating Plan earnings. The unit values are determined on a daily basis and are presented excluding contributions receivable and benefits payable. The total number of units and unit values as of December 31, by fund, are as follows:

Investment Options	Total Number of Units	Net Asset Unit Value
2001		
American Express Trust Stable Capital Fund II	4,684,138.282	$ 15.844
American Express Trust Short-Term Horizon (25:75) Fund	95,277.953	18.087
American Express Trust Medium-Term Horizon (50:50) Fund	115,949.174	21.707
American Express Trust Long-Term Horizon (80:20) Fund	238,075.152	22.743
American Express Trust Bond Index Fund II	1,396,250.928	11.967
American Express Trust Small Capital Equity Index Fund II	1,275,969.206	14.346
American Express Trust Midcap Growth Fund II	895,240.186	14.685
American Express Trust Equity Index III	1,315,984.230	29.643
INVESCO Total Return Fund	462,970.062	25.010
AXP New Dimensions Fund (Class Y)	1,731,995.084	24.580
Janus Overseas Fund	1,058,728.729	20.300
Progressive Stock Fund	43,304,796.768	8.828
2000		
American Express Trust Stable Capital Fund II	3,800,594.305	$ 14.957
American Express Trust Short-Term Horizon (25:75) Fund	74,665.519	17.834
American Express Trust Medium-Term Horizon (50:50) Fund	85,488.406	22.332
American Express Trust Long-Term Horizon (80:20) Fund	138,787.934	25.976
American Express Trust Bond Index Fund II	816,908.787	11.041
American Express Trust Small Capital Equity Index Fund II	984,204.695	13.987
American Express Trust Midcap Growth Fund II	638,634.031	16.748
American Express Trust Equity Index III	1,091,964.098	33.620
INVESCO Total Return Fund	368,094.657	26.430
AXP New Dimensions Fund (Class Y)	1,641,563.152	29.060
Janus Overseas Fund	912,297.032	26.540
Progressive Stock Fund	45,193,277.045	6.148

4. Investment Programs

All of the Company's LTSP matching contributions are invested in the Progressive Stock Fund and dividends paid are used to purchase additional shares for the Plan. Participants have the option of investing their LTSP contributions and Company SDRP contributions in the Progressive Stock Fund, bond, stock and money market funds, a guaranteed interest fund or any combination thereof. They can also transfer funds into a brokerage account. Income generated from these funds is reinvested in the respective funds. As of December 31, 2001 and 2000, there were 21,670 and 20,483 Plan participants, respectively, with contributions in one or more of the following funds:

Investment Options	Number of Participants
2001	
American Express Trust Stable Capital Fund II	14,715
American Express Trust Short-Term Horizon (25:75) Fund	613
American Express Trust Medium-Term Horizon (50:50) Fund	1,251
American Express Trust Long-Term Horizon (80:20) Fund	2,476
American Express Trust Bond Index Fund II	3,728
American Express Trust Small Capital Equity Index Fund II	5,304
American Express Trust Midcap Growth Fund II	4,121
American Express Trust Equity Index III	6,343
INVESCO Total Return Fund	3,628
AXP New Dimensions Fund (Class Y)	7,077
Janus Overseas Fund	6,973
Progressive Stock Fund	14,749
Brokerage Account	309
2000	
American Express Trust Stable Capital Fund II	13,366
American Express Trust Short-Term Horizon (25:75) Fund	412
American Express Trust Medium-Term Horizon (50:50) Fund	760
American Express Trust Long-Term Horizon (80:20) Fund	1,689
American Express Trust Bond Index Fund II	2,706
American Express Trust Small Capital Equity Index Fund II	4,603
American Express Trust Midcap Growth Fund II	3,364
American Express Trust Equity Index III	5,918
INVESCO Total Return Fund	3,298
AXP New Dimensions Fund (Class Y)	6,713
Janus Overseas Fund	6,427
Progressive Stock Fund	13,479
Brokerage Account	257

The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one fund.

4. Investment Programs, Continued

A brief description of the preceding investment options follows:

American Express Trust Stable Capital Fund II

The Fund's objective is to preserve principal and income while maximizing current income. The Fund seeks to achieve its objective by investing primarily through investments in stable value contracts and money market instruments.

American Express Trust Short-Term Horizon (25:75) Fund

The Fund is tailored for investment goals 3-7 years away and invests in a group of American Express Trust collective funds and AXP mutual funds to provide a predetermined mix of growth (10%), growth/income (15%), income (55%), and money market (20%) investments. To help the fund achieve its goal of a diversified portfolio with a conservative risk profile, the fund is rebalanced monthly.

American Express Trust Medium-Term Horizon (50:50) Fund

The Fund is tailored for investment goals 7-12 years away and invests in a group of American Express Trust collective funds and AXP mutual funds to provide a predetermined mix of growth (30%), growth/income (20%), income (40%), and money market (10%) investments. To help the fund achieve its goal of a diversified portfolio with a conservative risk profile, the fund is rebalanced monthly.

American Express Trust Long-Term Horizon (80:20) Fund

The Fund is tailored for investment goals more than 12 years away and invests in a group of American Express Trust collective funds and AXP mutual funds to provide a predetermined mix of growth (60%), growth/income (20%) and income (20%) investments. To help the fund achieve its goal of a diversified portfolio with a moderate risk profile, the fund is rebalanced monthly.

American Express Trust Bond Index Fund II

The Fund's objective is to replicate as closely as possible, the total return performance of the Lehman Brothers Aggregate Bond Index by investing in the BT Pyramid Broad Market Fixed Income Index Fund (BT Fixed Income Fund), which is managed by Bankers Trust. The BT Fixed Income Fund's investment strategy is to maximize long-term returns and minimize turnover by investing in a well-diversified fixed-income portfolio that matches the overall risk/return characteristics of the index. The BT Fixed Income Fund normally invests in at least 80% of the securities in the Lehman Brothers Aggregate Bond Index. The securities selected are chosen by a sampling technique that includes three methodologies: characteristics matching, cellular and risk modeling. This fund is primarily comprised of U.S. Treasury and agency securities, corporate bonds and mortgage-backed securities. Securities will generally be of investment-grade quality.

4. Investment Programs, Continued

American Express Trust Small Capital Equity Index Fund II

The Fund's objective is to replicate, as closely as possible, the overall performance of the Russell 2000 Index by investing in the BT Pyramid Russell 2000 Index Fund (BT Russell 2000 Fund), which is managed by Bankers Trust Company. The BT Russell 2000 Fund invests in a statistically selected sample of approximately 2000 stocks included in the Russell 2000 index. It normally invests in at least 80% of the securities in the index. The stocks held by the portfolio are weighted to make its aggregate investment characteristics similar to those of the index as a whole.

American Express Trust Midcap Growth Fund II

This Fund's goal is long-term capital appreciation and to outperform the S&P 500 Index by 120% over a full market cycle. The fund seeks to achieve its objective by investing in equity securities primarily comprised of mid-to-large capitalization companies, convertible securities, money market instruments and stock index future contracts.

American Express Trust Equity Index III

This Fund's goal is to achieve a rate of return as close as possible to the return of the S&P 500 Index. The fund seeks to achieve its objective by investing in a portfolio which invests primarily in some or all of the securities upon which the index is based.

INVESCO Total Return Fund

The Fund seeks to achieve a high total return on investment through capital appreciation and current income by investing in a combination of equity securities and fixed-income securities. Equity securities are chosen using a value-oriented strategy, which emphasizes a company's consistent dividend history and solid, current financial situation. The income side of the portfolio typically consists of higher quality, long-or intermediate-term debt obligations, such as U.S. Treasury notes and bonds. This flexible investment policy results in fund holdings given to moderate price volatility, while seeking appreciation plus income.

AXP New Dimensions Fund (Class Y)

The Fund seeks long-term growth of capital by investing in a portfolio of primarily domestic stocks with significant growth potential due to superiority in technology, marketing or management. The portfolio frequently changes its industry mix. Dividend income is incidental. This fund holds stock of about 100 large companies. The average stock market capitalization of the companies included in this fund is from $25 billion to $50 billion.

Janus Overseas Fund

The Fund seeks long-term growth of capital by investing primarily in common stocks of issuers outside the United States. The fund normally invests at least 65% of assets in securities of issuers from at least five different countries, excluding the United States.

4. Investment Programs, Continued

Brokerage Account

This option allows the participant to buy, sell or trade in numerous mutual funds and all publicly traded bonds and stocks except Progressive Company Shares. The participant is responsible for the $25 annual fee for the account and all trading costs associated with the securities selected.

Progressive Stock Fund

This fund is administered as a Pooled Stock Account, which is primarily, invested in Common Shares of The Progressive Corporation. The primary objective of the Progressive Stock Fund is to provide long-term capital appreciation. To provide liquidity for daily processing of transfers, loans, withdrawals and distributions, a small amount of cash is maintained in this fund. This cash balance was less than 1% of the fund total at both December 31, 2001 and December 31, 2000 and was invested in the American Express Trust Money Market II Fund and the Northern Trust Collective Short-Term Index Fund, respectively.

5. Investments

The Plan investments as of December 31 were as follows:

(000's omitted except number of shares or units) 2001	Number of Shares or Units	Cost	Fair Value	Unrealized Appreciation (Depreciation)
Common Shares				
The Progressive Corporation	2,556,752.000	$ 127,251	$ 381,723	$ 254,472
Other Investments				
American Express Trust Stable Capital Fund II	4,684,138.282	69,319	74,215	4,896
American Express Trust Bond Index Fund II	1,396,250.928	15,724	16,709	985
		85,043	90,924	5,881
Other Securities				
American Express Trust Short-Term Horizon (25:75) Fund	95,277.953	1,683	1,723	40
American Express Trust Medium-Term Horizon (50:50) Fund	115,949.174	2,568	2,517	(51)
American Express Trust Long-Term Horizon (80:20) Fund	238,075.152	6,011	5,415	(596)
American Express Trust Small Capital Equity Index Fund II	1,275,969.206	16,851	18,305	1,454
American Express Trust Midcap Growth Fund II	895,240.186	14,403	13,147	(1,256)
American Express Trust Equity Index III	1,315,984.230	42,866	39,010	(3,856)
INVESCO Total Return Fund	462,970.062	13,277	11,579	(1,698)
AXP New Dimensions Fund (Class Y)	1,731,995.084	52,332	42,572	(9,760)
Janus Overseas Fund	1,058,728.729	29,868	21,492	(8,376)
Brokerage Account		15,023	11,733	(3,290)
		194,882	167,493	(27,389)
Total Assets Held for Investment		$ 407,176	$ 640,140	$ 232,964

5. Investments, Continued

(000's omitted except number of shares or units) 2000	Number of Shares or Units	Cost	Fair Value	Unrealized Appreciation (Depreciation)
Common Shares				
The Progressive Corporation	2,673,215.000	$ 122,684	$ 277,012	$ 154,328
Other Investments				
American Express Trust Stable Capital Fund II	3,800,594 .305	53,357	56,845	3,488
American Express Trust Bond Index Fund II	816,908.787	8,296	9,020	724
		61,653	65,865	4,212
Other Securities				
American Express Trust Short-Term Horizon (25:75) Fund	74,665.519	1,326	1,332	6
American Express Trust Medium-Term Horizon (50:50) Fund	85,488.406	1,907	1,909	2
American Express Trust Long-Term Horizon (80:20) Fund	138,787.934	3,738	3,605	(133)
American Express Trust Small Capital Equity Index Fund II	984,204.695	12,662	13,766	1,104
American Express Trust Midcap Growth Fund II	638,634.031	10,742	10,696	(46)
American Express Trust Equity Index III	1,091,964.098	35,989	36,712	723
INVESCO Total Return Fund	368,094.657	11,106	9,729	(1,377)
AXP New Dimensions Fund (Class Y)	1,641,563.152	50,673	47,704	(2,969)
Janus Overseas Fund	912,297.032	26,680	24,212	(2,468)
Brokerage Account		14,377	10,866	(3,511)
		169,200	160,531	(8,669)
Total Assets Held for Investment		$ 353,537	$ 503,408	$ 149,871

6. Related Party and Party-In-Interest Transactions

The fund investment options include the Progressive Stock Fund. This fund consists of shares of the Company's common stock.

Upon conversion to American Express Trust, most of the Plan's investment choices are collective funds managed by American Express Trust. American Express Trust is the trustee and record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

7. Income Tax Status

A request for a new IRS determination has been filed and is pending. The Plan obtained its latest determination letter on February 19, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

9. Plan Transfer

In October 1999, the Company entered into a Contribution Agreement with Netrex LLC (Netrex) pursuant to which the Company contributed United Financial Adjusting Company (UFAC), a wholly-owned subsidiary of the Company, and UFAC's subsidiaries along with the Company's 50.1% interest in Progressive Vehicle Inspection Services, Inc. (PVIS) to Netrex Holdings LLC (Holdings), a newly formed limited liability company. In return for this contribution, the Company received a 51% interest in Holdings. This transaction closed on November 5, 1999, but the assets for the employees of Holdings were kept in The Progressive Retirement Security Program until January 7, 2000. On this date, the accounts for 279 of Holding's employees totaling $7,811,559 were transferred from The Progressive Retirement Security Program to Netrex Retirement Security Program, also held in trust with American Express Trust Company.

10. Subsequent Event

Effective January 2002, non-highly compensated employees may elect to contribute, on either a pre or post-tax basis, up to 99.98% of their qualified compensation. In addition, the Plan will be amended to comply with the EGTRRA tax law changes. Effective April 1, 2002, company matching contributions will no longer be deposited directly into the Progressive stock fund. Instead, company matching contributions will be invested according to a participant's Self-Directed Retirement Plan elections.

SCHEDULE H-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
Part IV Line 4i

The Progressive Retirement Security Program

Plan No. 003
EIN 34-0963169

December 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	The Progressive Corporation	2,556,752.000 shares of Progressive Corporation Common Stock	N/A	$381,723,074
*	American Express Trust	1,268,014.140 shares of American Express Trust Money Market II Fund	N/A	1,268,014
*	American Express Trust	4,684,138.282 shares of American Express Trust Stable Capital Fund II	N/A	74,215,487
*	American Express Trust	95,277.953 shares of American Express Trust Short-Term Horizon (25:75) Fund	N/A	1,723,292
*	American Express Trust	115,949.174 shares of American Express Trust Medium-Term Horizon (50:50) Fund	N/A	2,516,909
*	American Express Trust	238,075.152 shares of American Express Trust Long-Term Horizon (80:20) Fund	N/A	5,414,543
*	American Express Trust	1,396,250.928 shares of American Express Trust Bond Index Fund II	N/A	16,708,935
*	American Express Trust	1,275,969.206 shares of American Express Trust Small Capital Equity Index Fund II	N/A	18,305,054
*	American Express Trust	895,240.186 shares of American Express Trust Midcap Growth Fund II	N/A	13,146,602
*	American Express Trust	1,315,984.230 shares of American Express Trust Equity Index Fund III	N/A	39,009,720
	INVESCO	462,970.062 shares of INVESCO Total Return Fund	N/A	11,578,881
*	American Express Trust	1,731,995.084 shares of AXP New Dimensions Fund (Class Y)	N/A	42,572,439
	Janus	1,058,728.729 shares of Janus Overseas Fund	N/A	21,492,193
	Brokerage Account	Various Common Stocks	N/A	6,895,928
	Brokerage Account	Various Perferred Stocks	N/A	1,277
	Brokerage Account	Various Mutual Funds	N/A	4,835,866
*	Participant Loans	5.75% to 10.50% at various maturities; participant account balances as collateral	N/A	11,942,642
				$653,350,856

*Party-in-interest

20

THE PROGRESSIVE
RETIREMENT SECURITY PROGRAM

EXHIBIT INDEX

EXHIBIT NO. UNDER REG. S-K ITEM 601	FORM 11-K EXHIBIT NO.	DESCRIPTION OF EXHIBIT	PAGE NO.*
23	1A	Consent of Meaden & Moore, Ltd. Independent Auditors to incorporate by reference their unqualified report dated May 3, 2002.	23

* Page references appear only in the sequentially paginated Annual Report on Form 11-K as filed in accordance with SEC Rules 0-3 (b) and (c). No other Annual Reports on Form 11-K are similarly paginated.

W:\LEGAL\Dmc\L020177\11K2001.wpd

Exhibit No. 1A

Consent of Meaden & Moore, Ltd.
Independent Auditors,
to incorporate by reference
their report dated May 3, 2002.

Meaden & Moore
ACCOUNTING, FINANCIAL & BUSINESS CONSULTING

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation in a Registration Statement on Form S-8 (Files Number 33-51034 and 333-41238 filed on August 20, 1992 and July 12, 2000, respectively) of our report dated May 3, 2002, on the audit of the financial statements of the Progressive Retirement Security Program for the years ended December 31, 2001 and 2000.

Meaden & Moore, Ltd.

MEADEN & MOORE, LTD.
Certified Public Accountants

June 18, 2002
Cleveland, Ohio

Meaden & Moore, Ltd.
1100 Superior Avenue, Suite 1100 Cleveland, Ohio 44114-2523 216 241-3272 FAX 216 771-4511
Akron Cleveland Wooster Columbus Chicago New York